March 31, 2006

British Columbia Securities Commission
PO Box 10142 Pacific Centre
701 West Georgia Street 9th Floor
Vancouver, BC
V7Y 1L2

Dear Sirs/Mesdames:

As required by Section 2.2 of National Instrument 54-101, please be advised of the following:

Issuer:                           CARDIOME PHARMA CORP.
Meeting Type:
ISIN:
Meeting Date:
Record Date for Notice:
Record Date for Voting:
Beneficial Ownership Determination Date:
Class of Securities Entitled to Receive Notice:
Class of Securities Entitled to Vote:
OBO Distribution Payment:
Material Distributed to:	Annual and Special Meeting CA14159U2020 June 12, 2006 May 3, 2006 May 3, 2006 May 3, 2006 COMMON SHARES COMMON SHARES Issuer will pay for all OBOs Non Declining Holders

If you require further information, please contact:

"HEATHER PLUME"

HEATHER PLUME
PACIFIC CORPORATE TRUST COMPANY

cc: Alberta Securities Commission	cc: P.E.I. Securities Commission
cc: Manitoba Securities Commission	cc: Quebec Securities Commission
cc: New Brunswick Securities Commission	cc: Saskatchewan Securities Commission
cc: Newfoundland Securities Commission	cc: Registrar of Securities - NT
cc: Nova Scotia Securities Commission	cc: Registrar of Securities - YT
cc: Ontario Securities Commission	cc: Nunavut
cc: Toronto Stock Exchange	cc: CDS Inc.

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